                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4)*

                             ERLY Industries Inc.
 -----------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
 -----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   26883910
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                                (CUSIP Number)

Nanette N. Kelley, The Powell Group, P.O. Box 788, Baton Rouge, Louisiana 70821
 -----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 23, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 26883910               SCHEDULE 13D           PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Powell Group

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Louisiana

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                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             171,933
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          171,933
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      171,933

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.3%

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      TYPE OF REPORTING PERSON*
14
      CO, HC

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 26883910               SCHEDULE 13D           PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farmers Rice Milling Company, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Louisiana

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            171,933

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          171,933
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             171,933

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          171,933
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      171,933

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 26883910               SCHEDULE 13D           PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nanette N. Kelley

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            26,400

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          198,333
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             26,400

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          198,333
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      198,333

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 26883910               SCHEDULE 13D           PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Global Securities, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          5
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BD/IV

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 26883910               SCHEDULE 13D           PAGE 6 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Noble B. Trenham

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          12
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 ("Amendment No. 4") amends and supplements the
Schedule 13D ("Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of ERLY Industries Inc., a California corporation (the "Company"), previously filed by The Powell Group, Farmers Rice Milling Company, Inc. ("Farmers Rice"), Nanette N. Kelley, First Global Securities, Inc. and Noble B. Trenham.

     1. Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended to add the following:

     On September 5, 1997, The Powell Group, Farmers Rice and Nanette N. Kelley filed with the Securities and Exchange Commission a definitive proxy statement (the "Proxy Statement") on Schedule 14A in connection with the Company's Annual Meeting of Shareholders, which was originally scheduled to take place on September 26, 1997, but has now been rescheduled by the Company to take place on October 17, 1997. A copy of the Proxy Statement is attached to this Amendment No. 4 as Exhibit 1 and is incorporated herein by reference.

     As previously reported, on July 24, 1997, Farmers Rice filed a derivative complaint on behalf of the Company and its 81% owned subsidiary, American Rice, Inc. ("ARI"), against Gerald D. Murphy, Douglas A. Murphy, the Company and ARI in the United States District Court, Central District of California, alleging breach of fiduciary duty, waste of corporate assets and illegal corporate loan. The derivative complaint further requested injunctive relief prohibiting the Company and ARI from making on-going payments on behalf of the Murphys and requiring on-going indemnification by the Murphys to the Company and ARI.

     On September 12, 1997, Farmers Rice filed a first amended derivative complaint against the Company, ARI and each member of the boards of directors of both the Company and ARI, including Messrs. Gerald Murphy and Douglas Murphy. A copy of the first amended derivative complaint is attached to this Amendment No. 4 as Exhibit 2 and is incorporated herein by reference.

     2. Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," and Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby amended to add the following:

     On September 23, 1997, Nanette N. Kelley purchased an additional 10,000 shares of Common Stock, making her the beneficial owner of 198,333 shares of Common Stock (the "Kelley Shares"), or approximately 3.8% of the number of shares of Common Stock outstanding (based on the number of shares outstanding as of August 22, 1997). The number of Kelley Shares includes 171,933 shares of Common Stock held by Farmers Rice and 26,400 shares of Common Stock held of record by Ms. Kelley. Ms. Kelley purchased 3,000 shares for $8.56 per share and 7,000 shares for $9.30 per share on the open market. Ms. Kelley used personal funds to purchase the Kelley Shares.

                                    7 of 10

     3. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is hereby amended to add the following:

          1. Definitive Proxy Statement of The Powell Group, Farmers Rice Milling Company, Inc. and Nanette N. Kelley, as filed with the Securities and Exchange Commission on September 5, 1997.

          2. First Amended Derivative Complaint filed by Farmers Rice Milling Company, Inc. against Gerald D. Murphy, Douglas A. Murphy, Bill
               J. McFarland, William H. Burgess, Alan M. Wiener, S.C. Bain, J.R., John M. Howland, Richard N. McCombs, George E. Prchal, ERLY Industries Inc. and American Rice, Inc. on September 12, 1997 in the United States District Court, Central District of California.

     4. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

                                    8 of 10

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 3, 1997                  The Powell Group

                                        By: /s/ Nanette N. Kelley
                                        ------------------------------------------------
                                        Name:  Nanette N. Kelley
                                        Title:  President and Chief Executive Officer

Date:  October 3, 1997                  Farmers Rice Milling Company, Inc.

                                        By:  /s/ Nanette N. Kelley
                                        ------------------------------------------------
                                        Name:  Nanette N. Kelley
                                        Title:  President and Chief Executive Officer

Date:  October 3, 1997                  /s/ Nanette N. Kelley
                                        ------------------------------------------------
                                        Nanette N. Kelley


Date:  October 3, 1997                  First Global Securities, Inc.
                                        By:  /s/ Noble B. Trenham
                                        Name:  Noble B. Trenham
                                        Title:  Co-Chairman

Date: October 3, 1997                   /s/ Noble B. Trenham
                                        ------------------------------------------------
                                        Noble B. Trenham

                                    9 of 10

                                 EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
-----------             -----------
  1.           Definitive Proxy Statement of The Powell Group, Farmers Rice
               Milling Company, Inc. and Nanette N. Kelley, as filed with the
               Securities and Exchange Commission on September 5, 1997.

  2.           First Amended Derivative Complaint filed by Farmers Rice Milling
               Company, Inc. against Gerald D. Murphy, Douglas A. Murphy, Bill
               J. McFarland, William H. Burgess, Alan M. Wiener, S.C. Bain,
               J.R., John M. Howland, Richard N. McCombs, George E. Prchal, ERLY
               Industries Inc. and American Rice, Inc. on September 12, 1997 in the United States District Court, Central District of California.

                                    10 of 10